LW 3/13/14

14046981

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2014

SEC FILE NUMBER
8- 12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Florida Avenue
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Natasha Steadman 863-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nobles Decker Lenker & Cardoso, CPA's, PA
(Name – *if individual, state last, first, middle name*)

600 N Willow Ave, Ste 300 (Address) Tampa (City) FL (State) 33606-1214 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/18/14

OATH OR AFFIRMATION

I, Gerald L. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James I. Black & Company, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LADAWNA GRIGG
MY COMMISSION # FF 042121
EXPIRES: August 1, 2017
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statement of financial condition of James I. Black & Company as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 21, 2014

STATEMENT OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY
December 31, 2013

ASSETS

Cash and cash equivalents	$	440,870
Cash segregated for regulatory purposes		180,000
Deposits with clearing organizations		186,459
Receivables:		
Broker-dealers and clearing organizations		160,532
Brokerage customers		154,516
Non-customer, secured		58,341
Prepaid expenses		4,181
Exchange memberships		6,554
Furniture and equipment, net of accumulated depreciation of $141,798		15,935
TOTAL ASSETS	$	1,207,388

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables:		
Broker-dealers and clearing organizations	$	-0-
Brokerage customers		101,558
Accounts payable and accrued expenses		46,500
Income taxes payable		696
Total Liabilities		148,754
Stockholders' Equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share		50,000
Additional paid-in capital		155,977
Retained earnings		852,657
Total Stockholders' Equity		1,058,634
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,207,388

Read Notes to Financial Statements

STATEMENT OF INCOME
JAMES I. BLACK & COMPANY
Year Ended December 31, 2013

REVENUES	
Commissions and fees	$ 2,556,064
Interest	7,135
Other	92,928
	2,656,127
EXPENSES	
Employee compensation and benefits	2,144,620
Floor brokerage, exchange and clearance fees	104,648
Communications and data processing	105,656
Occupancy	114,048
Other	120,134
	2,589,106
INCOME BEFORE INCOME TAXES	67,021
Provision for income taxes	10,683
NET INCOME	$ 56,338

Read Notes to Financial Statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I. BLACK & COMPANY
Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2012	$ 50,000	$ 155,977	$ 796,319	$ 1,002,296
Net Income	-0-	-0-	56,338	56,338
Balance at December 31, 2013	$ 50,000	$ 155,977	$ 852,657	$ 1,058,634

Read Notes to Financial Statements

STATEMENT OF CASH FLOWS
JAMES I. BLACK & COMPANY
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 56,338
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	13,261
Loss on sale of equipment	1,597
(Increase) decrease in operating assets:	
Cash segregated for regulatory purposes	70,000
Deposits with clearing organizations	(30,400)
Receivables:	
Brokers-dealers and clearing organizations	(69,678)
Brokerage customers	(7,743)
Non-customer, secured	12,651
Prepaid expenses	(4,181)
Refundable income taxes	12,702
Exchange memberships	(89)
Increase (decrease) in operating liabilities:	
Payables:	
Brokers-dealers and clearing organizations	(1,504)
Brokerage customers	(184,157)
Accounts payable and accrued expenses	18,295
Income taxes payable	696
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(112,212)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of equipment	10,775
Acquisition of furniture and equipment	(4,673)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	6,102
CASH FLOWS FROM FINANCING ACTIVITIES	
Bank loans	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-0-
NET INCREASE (DECREASE) IN CASH	(106,110)
CASH AT BEGINNING OF YEAR	546,980
CASH AT END OF YEAR	$ 440,870
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ -0-
Income tax paid	$ 8,000

Read Notes to Financial Statements

NOTE A - - ORGANIZATION AND NATURE OF BUSINESS

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its office and operations in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas, Nevada and New York with approximately 90% of its customers being located in Florida. The primary regulators are the Financial Industry Regulatory Authority Inc. (FINRA) and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash segregated for regulatory purposes - In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company as a broker-dealer is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients. Segregated cash as of December 31, 2013 was $180,000.

Exchange memberships - The Company's exchange memberships includes a minority ownership interest in an exchange and provides the Company with the right to conduct business on such exchange is stated at cost (which approximates fair value).

Furniture and equipment - Furniture and equipment are stated at cost. Depreciation is determined using the declining – balance method over the estimated useful lives of the assets, ranging from three to seven years. Furniture and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments - Certain financial instruments reflected on Statement of Financial Condition (e.g. Cash and cash equivalents, Cash segregated for regulatory purposes, Deposits with clearing organizations, Receivables, Payables and Accounts payable and accrued expenses) are recorded at cost, which approximates fair value due, among other factors, to their short-term nature.

Advertising - The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $1,478 for the year ended December 31, 2013.

Bad debts - The Company records bad debts using the direct write-off method whereby receivables are charged to bad debt expense when they are determined to be uncollectible. The Company historically has not experienced significant bad debts. As of December 31, 2013, no additional reserve for uncollectible receivables was deemed necessary. During the year, the Company received $88,233 for recovery of an account previously written off. This amount is included in other income.

Securities transactions - Customers' securities transactions and related commission revenues and expenses of the Company are recorded on the date that they settle. Principal transactions are also recorded on the date that they settle. The financial statements are adjusted for any material effect arising from the use of a trade-date basis for transactions. For 2013, no material effect requiring adjustment to the financial statements was noted.

Commissions and fees revenue - Commissions and fees revenue are earned primarily from transactions executed over various exchanges, the sale of investment company shares (mutual funds) and executed commodity futures transactions for acting as an "introducer" broker.

Long-lived assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated. If such assets are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTE C - - RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for such receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE D - - SECURITIES OWNED

The Company may at times, own securities but maintains a general policy which avoids trading for its own account and the investment risks associated with such activity. During 2013, the Company realized no gains or losses from any trading activity. The company did not have any long or short security positions at December 31, 2013.

NOTE E - - BANK LOANS

The Company maintains a $300,000 credit line for customer margin with a commercial bank in Chicago, Illinois. The credit line is scheduled to expire in March 27, 2014. Such margin loans would be collateralized by customer securities and used to finance customer margin account debit balances. Borrowings under this facility do not qualify as regulatory capital. No loans were outstanding under this credit facility during 2013 or as of December 31, 2013. The interest rate charged is the bank's prime rate (3.25% at December 31, 2013).

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), the Company has an agreement with ABN AMRO Clearing Chicago, LLC to clear customer transactions on an omnibus basis. Accordingly, the Company provides customer securities and customer funds to ABN AMRO Clearing Chicago, LLC as collateral for the customer's positions and option margin requirements.

NOTE F - - LIABILITIES SUBORDINATED

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2013, nor were there any increases or decreases in such liabilities during the year. Accordingly, no statement of changes in liabilities subordinated is presented.

NOTE G - - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space and equipment. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on December 31, 2014, is $24,000 per year. Future minimum payments under non-cancelable leases are as follows:

December 31	Amount
2014	$ 24,000
2015	-0-
2016	-0-
2017	-0-
2018	-0-
	$ 24,000

NOTE H - - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I - - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration of credit risks as of December 31, 2013, amounted to $8,279.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are unadjusted quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2013.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in less active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of December 31, 2013.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2013.

NOTE K - - RELATED-PARTY TRANSACTIONS

ITB Capital Management LLC (ITB) a major customer of the Company is a commodity futures pool operator which is partially owned by an employee-stockholder of the Company. ITB manages investment funds for qualified individuals and other entities within the various ITB Funds. ITB transacted their business through the National Futures Association during 2013 with the firm R.J. O'Brien and Associates, LLC (RJO). A portion of the commissions and fees generated by ITB transactions through RJO were earned by the Company for acting as "introducer" broker. The Company earned approximately $1,600,000 of such revenue for the year 2013. The Company incurred employee-stockholder compensation expense of approximately $800,000 related to such revenue for the year 2013. In addition, ITB paid directly to a third party $18,000 of communication expenses incurred by the Company. ITB's payment was based on usages agreed upon between the Company and ITB.

The "non-customer, secured" receivables account, in the statement of financial condition, represents a margin account balance for a non-employee stockholder of the Company and as such is not considered a brokerage customer.

NOTE K - - RELATED-PARTY TRANSACTIONS (CONTINUED)

The Company leases office space on an annual basis from an entity owned by two of its stockholders. The rental expense of $24,000 is included in occupancy expense for the year ended December 31, 2013.

Under accounting guidelines, the Company is deemed to have a "concentration of major customers" for 2013. ITB Funds accounted for approximately 63% of commissions and fees for 2013.

NOTE L - - INCOME TAXES

The components of the provision (benefit) for corporate income taxes for 2013 are as follows:

Current - Federal	$ 10,683
Current - State	-0-
	$ 10,683

A reconciliation of the expected and the reported provision for corporate income tax for 2013 are as follows:

Income taxes expected based upon statutory rates (Federal and State)	$ 12,457
Effect of (non-taxable) non deductible and other items, net	(838)
Income tax benefit from state net operating loss carryforward to 2013	(936)
Provision for income taxes	$ 10,683

The Company has no federal net operating loss carryover at December 31, 2013.

The Company's Federal and Florida income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2013, the years 2010 through 2013 are subject to examination.

NOTE M - - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level as follows as of December 31, 2013:

Net capital	$ 979,844
Net capital requirement	250,000
Excess net capital	$ 729,844

NOTE N - - COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2013, the Company had a required reserve requirement computation of $-0-, pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount on deposit of $180,000 as of December 31, 2013.

NOTE O - - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE – IRA), whereby the employees may elect to contribute up to $14,500 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company matches employee contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $29,513 for the year ended December 31, 2013.

NOTE P - - SUBSEQUENT EVENTS

As required, management has evaluated events through February 25, 2014, the date on which the financial statements were available to be issued. As a result of such evaluation, management has determined that no recognized (Type I) or non-recognized (Type II) subsequent events have taken place.

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY

As of December 31, 2013

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2013

Stockholders' equity		$ 1,058,634
Deductions and charges		
Non-allowable assets		
Exchange memberships	6,554	
Furniture and equipment	15,935	
Other receivables	52,120	
Prepaid expenses	4,181	
		78,790
Net capital before haircuts on security positions		979,844
Less:		
Haircuts on security positions		-0-
Net capital		$ 979,844
Aggregate indebtedness		$ 148,754
Minimum net capital required		$ 250,000
Excess net capital		$ 729,844
Net capital less 120% of minimum net capital required		$ 679,844
Ratio: Aggregate indebtedness to net capital	15.18%	

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital as reported in Company's Part II (unaudited FOCUS report)	$ 979,844
Adjustments	$ -0-
Net capital per above	$ 979,844

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2013

Credit balances:		
Free credit balances and other credit balances in customer's securities accounts	$	136,657
Other		20,462
Total credit items		157,119
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		152,971
Other		8,412
Total debit items		161,383
RESERVE COMPUTATION		
Excess of total debits over total credits	$	4,264
105% of excess of total credits; required reserve deposit	$	-0-
Amount held on deposit in Reserve Bank Account	$	180,000
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2013)		
Required deposit as reported in Company's Part II (unaudited FOCUS report)	$	-0-
Adjustments		-0-
Required deposit per this computation	$	-0-

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2013

	Market Value	Number of items
1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2013 but for which instructions to reduce possession or control had been issued as of December 31, 2013, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2013

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 3.7 and the regulations there under, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers and maintains and preserves such books and records thereto.

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW AVENUE
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

February 21, 2014

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

Board of Directors
James I. Black & Company
February 21, 2014

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO